

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2021

Carl Lukach
Chief Financial Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, CO 80021

> **Re: Noodles & Company**
> **Form 8-K filed August 3, 2021**
> **Response dated August 31, 2021**
> **File No. 1-35987**

Dear Mr. Lukach:

We have reviewed your August 31, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2021 letter.

Form 8-K filed August 3, 2021

Exhibit 99.1
Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss), page 10

1.   We note your response to comment 2. Removing the impact of your valuation allowance appears to be an individually tailored income tax recognition method. Please revise your presentation to remove this adjustment or tell us why you believe it is not an individually tailored recognition method. Refer to Question 100.04 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services